RYAN BECK & CO.

November 8, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	MainStreet Financial Corporation Registration Statement on Form SB-2 (File number 333-137523)

Dear Sir or Madam:

We hereby request acceleration of the effective date of the above-referenced Registration Statement to Monday, November 13, 2006, at 10:30 a.m., Washington, D.C. time, or as soon thereafter as practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

RYAN BECK & CO.
By:	/s/ Robin Suskind Robin Suskind

cc:       Mark Webb
            Michael Clampitt